UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 28, 2013

Press Release

LUXOTTICA COMPLETES 2012 WITH RECORD RESULTS

Adjusted operating profit3,4 for FY 2012 reported at Euro 1 billion

Milan, Italy, February 28, 2013 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sales of premium, luxury and sports eyewear, met today to approve the draft Statutory Financial Statements and its consolidated financial results for the year ended December 31, 2012 in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS).

Fiscal Year 20121

(in millions of Euro)	FY12	FY11	Change

Net sales	7,086	6,222	+13.9%	(+7.5% at constant exchange rates2)

Operating income	982	807	+21.7%
Adjusted[3,4]	1,004	821	+22.3%

Net income attributable to Luxottica Group Stockholders	542	452	+19.8%
Adjusted[3,4]	567	456	+24.4%

Earnings per share	1.17	0.98	+18.7%
Adjusted[3,4]	1.22	0.99	+23.3%
In US$ adjusted[3,4]	1.57	1.38	+13.8%

Fourth quarter of 20121

(in millions of Euro)	4Q12	4Q11	Change

Net sales	1,632	1,509	+8.2%	(+5.1% at constant exchange rates2)

Operating income	164	128	+27.8%
Adjusted[3,4]	164	139	+17.8%

Net income attributable to Luxottica Group Stockholders	77	64	+19.2%
Adjusted[3,4]	87	73	+19.3%

Earnings per share	0.16	0.14	+17.9%
Adjusted[3,4]	0.19	0.16	+18.0%
In US$ adjusted[3,4]	0.24	0.21	+13.5%

Luxottica’s growth trend continued throughout 2012 with the highest net sales results recorded in the Group’s history and a more than proportional increase in profitability. Both the Wholesale and Retail Divisions made major contributions to these results, owing to the strong performance of the business in all of the regions in which the Group operates.

“Luxottica has once again achieved excellent results, with a strong increase in sales and adjusted operating profit3,4 of approximately Euro 1 billion” commented Andrea Guerra, CEO of Luxottica. “Moreover, we generated positive free cash flow4 in excess of Euro 700 million, an absolute record, which permitted us to further strengthen our balance sheet”.

“During 2012, we laid the foundation for our future success by continuing to make investments aimed at expanding our Retail business, enriching our portfolio with new brands, increasing our manufacturing capacity and building-out our technology platforms and digital solutions”.

“The start of 2013 has been particularly positive and we are looking with confidence to the coming months”.

“Over the last years, Luxottica has built a cultural and organizational platform that optimizes positive developments in the international markets and in the industry in general. In particular, demographic trends, penetration of the eyewear market specifically in emerging countries and the continued evolution of accessories in the premium segment allow us to look forward to the future with great optimism and determination”.

Prospects for long-term sustainable growth

Sustainable growth for Luxottica in the long-term will be fueled, on the one hand, by external growth opportunities that lend themselves to an eyewear industry that is still considered to be young and exhibiting high potential. On the other hand sustainable growth will also be fueled by those assets that are unique to Luxottica.

In particular, looking to an analysis of global socio-economic trends and data, certain fundamental drivers emerge, including evolving demographic changes in the global population, overall penetration of products in both developed and emerging markets and a shift in demand towards premium and luxury brands, especially in the so-called “gateway and mega cities” and high potential channels such as travel retail and department stores.

Demographic trends

According to international estimates, in the next decade approximately 500 million additional individuals will be characterized as vision correction wearers and a total of 4.8 billion individuals will continue to require some form of vision correction aid.

Luxottica is positioned to capitalize on these trends, with its vertically integrated business model and geographic diversification, and will continue to invest by expanding its specialty store chains internationally in both the optical (LensCrafters and OPSM in particular) and sun segments (Sunglass Hut) in which it is already a leader.

Emerging markets

The growth opportunities in emerging markets are based on the greater purchasing power of the upper-middle class, the proliferation of luxury stores and rising consumer recognition of premium and luxury brand culture. Emerging markets were an important contributor to Luxottica’s 2012 full-year results where net sales grew 26% at constant exchange rates2 over 2011 performance in these markets.

Luxottica believes this impressive trend will proceed through continued investments in people and brands in these markets, as well as through acquisitions and investments expanding existing Retail channels.

In particular, Luxottica is focused on markets in Southeast Asia, specifically in Indonesia and Thailand, where it plans to develop a direct presence.

Premium luxury accessories power growth

Accessories have driven luxury consumption and this positive trend is expected to continue into the future. The concentration of wealth in emerging markets will also lead to an increase in demand for luxury items and accessories.

Luxottica aims to create services that add value to the premium purchasing experience, along with developing greater personal attention, in order to meet the needs and expectations of more sophisticated and international consumers.

Double-digit growth in the premium and luxury segments is projected in 2013. The partnership with Giorgio Armani, which commenced in 2013, represents another major step in this growth plan.

In 2013, with the acquisition of Alain Mikli, the Group set up its Atelier Division. The Atelier Division includes the Oliver Peoples, Paul Smith, Alain Mikli and Starck Eyes brands and aims to become a leader in an eyewear segment that is becoming increasingly important.

New sales channels

New sales channels are growing faster than traditional retail. Department stores, in particular, remain the primary point of reference for premium sunglass consumers and offer significant growth potential. Today, sunglasses have the highest growth rate of all accessories despite the limited space allocated in department stores to the category.

Travel retail has been growing at a pace that reflects an increase in travel by consumers who are willing to shop while in areas of transit, such as airports. Sunglasses are the fastest growing category compared to other travel retail product categories.

Group trends in 2012

Net sales in 2012 exceeded Euro 7 billion, the highest net sales results recorded in Luxottica’s history: Euro 7,086 million (+13.9% at current exchange rates; +7.5% at constant exchange rates2) as compared with the previous record in 2011 of Euro 6,222 billion.

The year’s operating performance once again confirmed the success of Luxottica’s commitment to increase profitability. More specifically, adjusted EBITDA3,4 for 2012 grew significantly (+19.9% compared to 2011) totaling Euro 1,362 million. The Group’s adjusted EBITDA3,4 margin increased from the 18.3% recorded for 2011 to 19.2%. In the fourth quarter of 2012, adjusted EBITDA3,4 showed a 15.0% increase from the same period of the previous year, to Euro 258 million, with an adjusted EBITDA3,4 margin of 15.8% (14.9% in the fourth quarter of 2011).

Growth in adjusted operating income3,4 for 2012, amounted to Euro 1,004 million, up 22.3% compared to 2011. The Group’s adjusted operating margin3,4 increased from the 13.2% recorded for 2011 to 14.2%. In the fourth quarter of 2012, adjusted operating income3,4 was Euro 164 million up from Euro 139 million in the same period of 2011 (+17.8%), with an adjusted operating margin3,4 that increased from 9.2% in the 2011 period to 10.0% for the 2012 period.

Operating income of the Wholesale Division in 2012 amounted to Euro 604 million (+14.3% over 2011), with an operating margin of 21.8% (+30 bps as compared with the previous year).

In 2012, the Retail Division recorded adjusted operating income3,4 of Euro 574 million, up 28.0% from 2011, with an adjusted operating margin3,4 of 13.3% (+140 bps as compared with the previous year).

Adjusted net income3,4 for the year amounted to Euro 567 million, up 24.4% from Euro 456 million for 2011, corresponding to adjusted Earnings per Share (EPS)3,4 of Euro 1.22. In the fourth quarter of 2012, adjusted net income3,4  was Euro 87 million up from Euro 73 million in the fourth quarter of 2011 (+19.3%).

In 2012, strict control over working capital enabled Luxottica to accumulate record free cash flow4 in excess of Euro 700 million. As a result, net debt4 as of December 31, 2012 decreased further, falling to Euro 1,662 million (Euro 2,032 million at the end of 2011), and the ratio of adjusted net debt to EBITDA3,4  was 1.2x as compared with the 1.8x at the end of 2011.

§

The Board of Directors will submit a motion to the General Meeting of Shareholders recommending the distribution of a cash dividend of Euro 0.58 per ordinary share. The total dividend amount will be approximately Euro 273.5 million, equal to a payout of approximately 50.0% of the consolidated net income of the Group.

The Board of Directors has agreed to convene the General Meeting of Shareholders on April 29, 2013 to approve the 2012 Statutory Financial Statements. The cash dividend will be payable on May 23, 2013 (the coupon detachment date will be May 20, 2013 pursuant to the Borsa Italiana calendar with a record date of May 22, 2013). Regarding the American Depositary Receipts (ADRs) listed on the New York Stock Exchange, the record date will be May 22, 2013 and, according to Deutsche Bank Trust Company Americas (the depositary bank for the ADR program), the payment date for the dividend in U.S. dollars is expected to be May 31, 2013.  The dividend amount in U.S dollars will be determined based on the Euro/U.S. Dollar exchange rate as of May 23, 2013. The General Meeting of Shareholders will also consider proposals relating to adoption of the ‘Performance Share Plan 2013-2017’ and will also review the Compensation Policy of the Group.

§

Upon the recommendation of the Human Resources Committee and as a result of Luxottica achieving the combined EPS target for the three-year period 2010-2012 set forth in the 2010 Performance Share Plan adopted by the Board of Directors on April 29, 2010, the Board of Directors assigned a total of 523,800 Luxottica Group ordinary shares to 34 beneficiaries under the Plan, and approved cash distributions to 5 beneficiaries whose employment ended but who were entitled allocation amounts determined in accordance with the Plan’s regulations. Detailed information on this assignment will be included in the Remuneration Report to be published pursuant to Article 123-ter of Legislative Decree 58/1998.

Results for fiscal year 2012 will be reviewed tomorrow, March 1, 2013, starting at 3:30 AM US EST (8:30 AM GMT, 9:30 AM CET) during a presentation to the financial community in Milan. The presentation will be publicly available via live webcast at www.luxottica.com.

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Luxottica Group — Contacts

Cristina Parenti Group Corporate Communication and Public Relations Director Tel.: +39 (02) 8633 4683 Email: cristina.parenti@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4870 Email: InvestorRelations@Luxottica.com

Ana Iris Reece Group Financial and Corporate Press Office Manager Tel.: +39 (02) 8633 4912 Email: anairis.reece@luxottica.com

www.luxottica.com

Notes on the press release

1 All comparisons, including percentage changes, refer to the three and twelve-month periods ended as of December 31, 2012 and December 31, 2011, respectively.

2 Figures given at constant exchange rates have been calculated using the average exchange rate of the respective comparative period in the previous year. For further information, please refer to the attached tables.

3 The adjusted data for 2012 does not include the following items: (i) non-recurring costs relating to reorganization of the Australian retail business amounting to a Euro 22 million adjustment to Group operating income and a Euro 15 million adjustment to Group net income and (ii) a non-recurring accrual relating to Luxottica S.r.l. open tax audits for the 2007 tax year in the amount of Euro 10 million.

The adjusted data for 2011 does not include the following items:  (i) an extraordinary gain of approximately Euro 19 million related to the acquisition in 2009 of a 40% stake in Multiopticas Internacional, (ii) non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately Euro 12 million, (iii) non-recurring restructuring costs in the Retail Division of approximately Euro 11 million; and (iv) non-recurring reorganization costs for Luxottica’s OPSM business of approximately Euro 10 million.

4 EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted operating income/profit, adjusted operating margin, free cash flow, net debt, adjusted net debt/EBITDA ratio, adjusted net income and adjusted EPS are not measures in accordance with IAS/IFRS. For further information on such non-IAS/IFRS measures, please see the attached tables.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Giorgio Armani, Bvlgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2012, Luxottica Group posted net sales of more than €7.0 billion. Additional information on the Group is available at www.luxottica.com

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks,

uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- APPENDIX FOLLOWS -

Major currencies

	Three months ended	Twelve months ended	Three months ended	Twelve months ended
	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2011
Average exchange rates per € 1

US$	1.29669	1.28479	1.34815	1.39196

AUD	1.24844	1.24071	1.33156	1.34839

GBP	0.80740	0.81087	0.85727	0.86788

CNY	8.10358	8.10523	8.56824	8.99600

JPY	105.12297	102.49188	104.22219	110.95860

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2012 AND DECEMBER 31, 2011

In accordance with IAS/IFRS

	2012	2011	% Change
KEY FIGURES IN THOUSANDS OF EURO (1)

NET SALES	1,632,298	1,509,030	8.2%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	76,762	64,380	19.2%

BASIC EARNINGS PER SHARE (ADS)(2):	0.16	0.14	17.9%

	2012	2011	% Change
KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

NET SALES	2,116,601	2,034,474	4.0%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	99,537	86,797	14.7%

BASIC EARNINGS PER SHARE (ADS) (2):	0.21	0.19	13.4%

	2012	2011
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	466,551,324	461,309,163
(3) Average exchange rate (in U.S. Dollars per Euro)	1.2967	1.3482

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED

DECEMBER 31, 2012 AND DECEMBER 31, 2011

In accordance with IAS/IFRS

	2012	2011	% Change
KEY FIGURES IN THOUSANDS OF EURO (1)

NET SALES	7,086,142	6,222,483	13.9%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	541,700	452,343	19.8%

BASIC EARNINGS PER SHARE (ADS) (2)	1.17	0.98	18.7%

	2012	2011	% Change
KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

NET SALES	9,104,275	8,661,696	5.1%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	695,976	629,661	10.5%

BASIC EARNINGS PER SHARE (ADS)(2)	1.50	1.37	9.5%

	2012	2011
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	464,643,093	460,437,198
(3) Average exchange rate (in U.S. Dollars per Euro)	1.2848	1.3920

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2012 AND DECEMBER 31, 2011

In accordance with IAS/IFRS

	2012	% of sales	2011	% of sales	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)
NET SALES	1,632,298	100.0%	1,509,030	100.0%	8.2%
COST OF SALES	(553,896)		(546,281)
GROSS PROFIT	1,078,401	66.1%	962,748	63.8%	12.0%
OPERATING EXPENSES:
SELLING EXPENSES	(565,057)		(509,191)
ROYALTIES	(26,949)		(26,200)
ADVERTISING EXPENSES	(100,745)		(101,712)
GENERAL AND ADMINISTRATIVE EXPENSES	(221,630)		(197,276)
TOTAL	(914,381)		(834,379)
OPERATING INCOME	164,020	10.0%	128,370	8.5%	27.8%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(31,975)		(31,258)
INTEREST INCOME	4,115		2,079
OTHER - NET	(2,811)		2,674
OTHER INCOME (EXPENSES)-NET	(30,671)		(26,505)
INCOME BEFORE PROVISION FOR INCOME TAXES	133,349	8.2%	101,864	6.8%	30.9%
PROVISION FOR INCOME TAXES	(56,038)		(36,762)

NET INCOME	77,311		65,102
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	76,762	4.7%	64,380	4.3%	19.2%
- NON-CONTROLLING INTERESTS	549	0.0%	722	0.0%
NET INCOME	77,311	4.7%	65,102	4.3%	18.8%

BASIC EARNINGS PER SHARE (ADS):	0.16		0.14

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.16		0.14

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	466,551,324		461,309,163

FULLY DILUTED AVERAGE NUMBER OF SHARES	471,646,381		464,077,965

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED

DECEMBER 31, 2012 AND DECEMBER 31, 2011

In accordance with IAS/IFRS

	2012	% of sales	2011	% of sales	% Change

KEY FIGURES IN THOUSANDS OF EURO (1)
NET SALES	7,086,142	100.0%	6,222,483	100.0%	13.9%
COST OF SALES	(2,379,093)		(2,168,065)
GROSS PROFIT	4,707,049	66.4%	4,054,419	65.2%	16.1%
OPERATING EXPENSES:
SELLING EXPENSES	(2,271,383)		(1,994,979)
ROYALTIES	(124,403)		(106,322)
ADVERTISING EXPENSES	(446,175)		(408,483)
GENERAL AND ADMINISTRATIVE EXPENSES	(883,038)		(737,495)
TOTAL	(3,725,000)		(3,247,278)
OPERATING INCOME	982,049	13.9%	807,140	13.0%	21.7%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(138,140)		(121,067)
INTEREST INCOME	18,910		12,472
OTHER - NET	(6,463)		(3,273)
OTHER INCOME (EXPENSES)-NET	(125,692)		(111,868)
INCOME BEFORE PROVISION FOR INCOME TAXES	856,357	12.1%	695,272	11.2%	23.2%
PROVISION FOR INCOME TAXES	(310,476)		(236,972)

NET INCOME	545,881	7.7%	458,300	7.4%	19.1%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	541,700	7.6%	452,343	7.3%	19.8%
- NON-CONTROLLING INTERESTS	4,181	0.1%	5,957	0.1%
NET INCOME	545,881	7.7%	458,300	7.4%	19.1%

BASIC EARNINGS PER SHARE (ADS):	1.17		0.98

FULLY DILUTED EARNINGS PER SHARE (ADS):	1.15		0.98

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	464,643,093		460,437,198

FULLY DILUTED AVERAGE NUMBER OF SHARES	469,573,841		463,296,262

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

In accordance with IAS/IFRS

	December 31, 2012	December 31, 2011
KEY FIGURES IN THOUSANDS OF EURO
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	790,093	905,100
ACCOUNTS RECEIVABLE - NET	698,755	668,239
INVENTORIES - NET	728,767	649,506
OTHER ASSETS	209,250	230,850
TOTAL CURRENT ASSETS	2,426,866	2,453,695

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,192,394	1,159,436
GOODWILL	3,148,770	3,090,563
INTANGIBLE ASSETS - NET	1,345,688	1,350,921
INVESTMENTS	11,745	8,754
OTHER ASSETS	147,036	157,255
DEFERRED TAX ASSETS	148,940	202,206
TOTAL NON-CURRENT ASSETS	5,994,572	5,969,135

TOTAL	8,421,438	8,422,830

CURRENT LIABILITIES:
BANK OVERDRAFTS	90,284	193,834
CURRENT PORTION OF LONG-TERM DEBT	310,072	498,295
ACCOUNTS PAYABLE	682,588	608,327
INCOME TAXES PAYABLE	66,350	39,859
SHORT TERM PROVISIONS FOR RISKS AND OTHER CHARGES	66,032	53,337
OTHER LIABILITIES	589,658	533,801
TOTAL CURRENT LIABILITIES	1,804,984	1,927,454

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,052,107	2,244,583
EMPLOYEE BENEFITS	191,710	197,675
DEFERRED TAX LIABILITIES	207,084	280,842
LONG TERM PROVISIONS FOR RISKS AND OTHER CHARGES	119,612	80,400
OTHER LIABILITIES	52,702	66,756
TOTAL NON-CURRENT LIABILITIES	2,623,214	2,870,256

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	3,981,372	3,612,928
NON-CONTROLLING INTEREST	11,868	12,192
TOTAL STOCKHOLDERS’ EQUITY	3,993,240	3,625,120

TOTAL	8,421,438	8,422,830

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED

DECEMBER 31, 2012 AND DECEMBER 31, 2011

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated
2012

Net Sales	2,773,073	4,313,069		7,086,142
Operating Income	604,494	552,691	(175,136)	982,049
% of Sales	21.8%	12.8%		13.9%
Capital Expenditures (1)	148,001	224,890		372,891
Depreciation & Amortization	100,956	170,988	86,337	358,281

2011

Net Sales	2,456,341	3,766,143		6,222,483
Operating Income	529,073	436,869	(158,802)	807,140
% of Sales	21.5%	11.6%		13.0%
Capital Expenditures	127,996	179,493		307,488
Depreciation & Amortization	85,765	148,292	89,831	323,889

Notes :

(1) In 2012, Capital Expenditures include Retail division finance leases of Euro 7.9 million. Capital Expenditures excluding finance leases were Euro 365.0 million.

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has adjusted each of the foregoing measures by excluding non-recurring OPSM reorganization costs of approximately €22 million and a non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal Year 2007) of approximately €10 million.

In addition, we have made adjustments to fiscal year 2011 measures for comparative purposes as described in the footnotes to the tables that contain such fiscal year 2011 data.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	4Q12					4Q11
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,632.3	258.4	164.0	76.8	0.16	1,509.0	222.8	128.4	64.4	0.14

> Adjustment for OPSM reorganization							0.7	9.6	6.7

> Adjustment for Multiopticas Internacional extraordinary gain							1.9	1.9	1.9

> Adjustment for restructuring costs in the Retail Division							(0.7)	(0.7)	(0.3)

> Adjustment for the tax audit relating to Luxottica S.r.l. (fiscal Year 2007)				10.0

Adjusted	1,632.3	258.4	164.0	86.8	0.19	1,509.0	224.7	139.3	72.7	0.16

Retail Division

	4Q12					4Q11
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,021.0	165.0	113.9	n.a.	n.a.	952.9	135.8	94.7	n.a.	n.a.

> Adjustment for OPSM reorganization							0.7	0.7

> Adjustment for restructuring costs in the Retail Division							(0.7)	(0.7)

Adjusted	1,021.0	165.0	113.9	n.a.	n.a.	952.9	135.8	94.7	n.a.	n.a.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	FY12					FY11
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	7,086.1	1,340.3	982.0	541.7	1.17	6,222.5	1,131.0	807.1	452.3	0.98

> Adjustment for OPSM reorganization		21.7	21.7	15.2			0.7	9.6	6.7

> Adjustment for Multiopticas Internacional extraordinary gain							(19.0)	(19.0)	(19.0)

> Adjustment for 50th anniversary celebration							12.0	12.0	8.5

> Adjustment for restructuring costs in the Retail Division							11.2	11.2	7.1

> Adjustment for the tax audit relating to Luxottica S.r.l. (fiscal Year 2007)				10.0

Adjusted	7,086.1	1,362.0	1,003.8	566.9	1.22	6,222.5	1,135.9	820.9	455.6	0.99

Retail Division

	FY12					FY11
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	4,313.1	723.7	552.7	n.a.	n.a.	3,766.1	585.2	436.9	n.a.	n.a.

> Adjustment for OPSM reorganization		21.7	21.7				0.7	0.7

> Adjustment for restructuring costs in the Retail Division							11.2	11.2

Adjusted	4,313.1	745.4	574.4	n.a.	n.a.	3,766.1	597.0	448.7	n.a.	n.a.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•        improve transparency for investors;

•        assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•        assist investors in their assessment of the Company’s cost of debt;

•        ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•        properly define the metrics used and confirm their calculation; and

•        share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•        EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•        EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•        EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•        EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•        EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•        EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	4Q 2011	4Q 2012	FY 2011	FY 2012

Net income/(loss)	64.4	76.8	452.3	541.7
(+)

Net income attributable to non-controlling interest	0.7	0.5	6.0	4.2
(+)

Provision for income taxes	36.8	56.0	237.0	310.5
(+)

Other (income)/expense	26.5	30.7	111.9	125.7
(+)

Depreciation & amortization	94.4	94.4	323.9	358.3
(+)

EBITDA	222.8	258.4	1,131.0	1,340.3
(=)

Net sales	1,509.0	1,632.3	6,222.5	7,086.1
(/)

EBITDA margin	14.8%	15.8%	18.2%	18.9%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	4Q 2011(1)	4Q 2012(2)	FY 2011(3)	FY 2012(2)(4)

Adjusted net income/(loss)	72.7	86.8	455.6	566.9
(+)

Net income attributable to non-controlling interest	0.7	0.5	6.0	4.2
(+)

Adjusted provision for income taxes	39.3	46.0	247.4	307.0
(+)

Other (income)/expense	26.5	30.7	111.9	125.7
(+)

Adjusted depreciation & amortization	85.5	94.4	315.0	358.3
(+)

Adjusted EBITDA	224.7	258.4	1,135.9	1,362.0
(=)

Net sales	1,509.0	1,632.3	6,222.5	7,086.1
(/)

Adjusted EBITDA margin	14.9%	15.8%	18.3%	19.2%
(=)

1     The adjusted figures exclude the following:

(a) an extraordinary gain of approximately  €1.9 million related to the acquisition of the initial 40% stake in Multiopticas Internacional;

(b) non recurring restructuring and start-up costs of approximately  €0.9 million in the Retail distribution segment; and

(c)  non-recurring impairment loss related to the reorganization of the Australian business of approximately  €9.6 million.

2     a non-recurring accrual for tax audit relating to Luxottica S.r.l. (fiscal Year 2007) of approximately  €10 million.

3     (a) an extraordinary gain of approximately  €19 million related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;

(b) non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately  €12 million, including the adjustment relating to the grant of treasury shares to Group employees;

(c)  non-recurring restructuring and start-up costs in the Retail Division of approximately  €11 million ; and

(d) non-recurring OPSM reorganization costs of approximately  €9.6 million.

4     non-recurring OPSM reorganization costs with approximately  €21.7 million impact on operating income and an approximately  €15.2 milion adjustment on net income.

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•   improve transparency for investors;

•   assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•   assist investors in their assessment of the Company’s cost of debt;

•   ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•   properly define the metrics used and confirm their calculation; and

•   share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•   EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•   EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•   EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•   EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•   EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•   EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•   The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt /  EBITDA

Millions of Euro

	Dec. 31, 2012	Dec. 31, 2011

Long-term debt (+)	2,052.1	2,244.6

Current portion of long-term debt (+)	310.1	498.3

Bank overdrafts (+)	90.3	193.8

Cash (-)	(790.1)	(905.1)

Net debt (=)	1,662.4	2,031.6

EBITDA	1,340.3	1,131.0

Net debt/EBITDA	1.2x	1.8x

Net debt @ avg. exchange rates (1)	1,679.0	1,944.4

Net debt @ avg. exchange rates (1)/EBITDA	1.3x	1.7x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

Millions of Euro

	Dec. 31, 2012[2]	Dec. 31, 2011[3]

Long-term debt (+)	2,052.1	2,244.6

Current portion of long-term debt (+)	310.1	498.3

Bank overdrafts (+)	90.3	193.8

Cash (-)	(790.1)	(905.1)

Net debt (=)	1,662.4	2,031.6

LTM Adjusted EBITDA	1,362.0	1,135.9

Net debt/LTM Adjusted EBITDA	1.2x	1.8x

Net debt @ avg. exchange rates (1)	1,679.0	1,944.4

Net debt @ avg. exchange rates (1)/LTM EBITDA	1.2x	1.7x

1                   Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

2                   The adjusted figures exclude the following:

(a) non-recurring OPSM reorganization costs with approximately  €21.7 million impact on operating income and an approximately  €15.2 milion adjustment on net income; and

(b) a non-recurring accrual for tax audit  relating to Luxottica S.r.l. (fiscal Year 2007) of approximately  €10 million.

3         (a) an extraordinary gain of approximately  €19 million related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;

(b) non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately  €12 million, including the adjustment relating to the grant of treasury shares to Group employees;

(c) non-recurring restructuring and start-up costs in the Retail Division of approximately  €11.2 million; and

(d) non-recurring OPSM reorganization costs for approximately  €9.6 million.

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include it in this presentation in order to:

• Improve transparency for investors;

• Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

• Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

• Properly define the metrics used and confirm their calculation; and

• Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

	FY 2012	FY 2011
Adjusted EBITDA (1)	1,362	1,136
Δ working capital	114	13
Capex	(365)	(307)

Operating cash flow	1,111	842
Financial charges (2)	(119)	(109)
Taxes	(266)	(229)
Extraordinary charges (3)	(6)	(8)

Free cash flow	720	496

1. EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

	4Q 2012	4Q 2011
Adjusted EBITDA (1)	258	225
Δ working capital	258	171
Capex	(140)	(110)

Operating cash flow	376	286
Financial charges (2)	(28)	(29)
Taxes	(113)	(99)
Extraordinary charges (3)	(3)	1

Free cash flow	232	158

1. EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: March 1, 2013		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER